

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

July 27, 2009

By U.S. mail and facsimile

Dr. J. Greig
Chief Executive Officer
1st NRG Corp
1730 LaBounty Road, Suite No. 213
Ferndale, WA, 98248

> **Re:** **1st NRG Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 17, 2009**
> **Forms 12b-25**
> **Filed March 31, 2009 and May 15, 2009**
> **File No. 000-26600**

Dear Dr. Greig:

We have reviewed your filings and response letter dated July 22, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 11

(b)   Management's Report on Internal Control over Financial Reporting, page 11

1.   We note your response to the comment two of our letter dated June 17, 2009 and the proposed disclosures in Attachment 1 of your response. Please further revise your

disclosures to comply with Item 308(T) of Regulation S-K. In this regard, you should address the following:

(a) While you refer to the definition of internal control over financial reporting (ICFR) contained in Exchange Act Rules 13a-15(f) and 15d-15(f) in the first sentence under "Management's Report on Internal Control Over Financial Reporting", the ensuing two sentences describe disclosure controls and procedures and not ICFR. Please replace your description of disclosure controls and procedures in this section with a description of ICFR as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f).

(b) A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting as required by paragraph (c) of §240.13a-15 or §240.15d-15 (e.g., the COSO framework).

Exhibit 31.1 – Section 302 Certifications

2.   We note the proposed revisions to your Section 302 certifications in Attachment 2 of your response. Please further revise the certifications to remove the title from the introductory sentence.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel and
Health Care Services